October 6, 2009

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-0305

U.S.A.

Dear Mr. Gordon:

We are writing regarding your comment letter dated September 24, 2009 with respect to our annual report on Form 20-F for the year ended March 31, 2009, which was filed on June 30, 2009. We are in the process of compiling responses to the comments set forth in your letter. We will submit the response letter as soon as practicable, which we expect will be by October 16, 2009. Thank you for your kind understanding, and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Masafumi Nakada
Masafumi Nakada
Senior Managing Director and Chief Financial Officer
Nomura Holdings, Inc.

cc:	William Demarest

Angela McHale

(Division of Corporation Finance

Securities and Exchange Commission)

Izumi Akai

(Sullivan & Cromwell LLP)